EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 2, 2006 on our audits of the consolidated financial statements of International Lottery & Totalizator Systems, Inc. (a 71.4%-owned subsidiary of Berjaya Lottery Management (H.K.) Ltd.) and Subsidiaries as of and for the years ended April 30, 2006 and 2005, which report appears in the Annual Report on Form 10-KSB of International Lottery & Totalizator Systems, Inc and Subsidiaries for the year ended April 30, 2006, and contains an explanatory paragraph regarding the concentration of risk attributable to accounts receivable from one customer.
/s/ J. H. COHN LLP
San Diego, California
February 23, 2007